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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                      Advanced Energy Industries, Inc.
                     ----------------------------------
                              (Name of Issuer)

                       Common Stock, $0.001 par value
                     ----------------------------------
                       (Title of Class of Securities)

                                 007973 10 0
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 007973 10 0                 13G                  Page 2 of 7 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     G. Brent Backman
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     1,887,000 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      0 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  1,887,000 shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,887,000 shares
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     8.8%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 007973 10 0                 13G                  Page 3 of 7 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Karen Backman
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting Power
 Beneficially                     546,000 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With                      0 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  546,000 shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  0 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     546,000 shares
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     2.5%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1(A).  NAME OF ISSUER
            ADVANCED ENERGY INDUSTRIES, INC.
-------------------------------------------------------------------------------


ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            ADVANCED ENERGY INDUSTRIES, INC.
            1625 SHARP POINT DRIVE
            FORT COLLINS, CO 80525
-------------------------------------------------------------------------------


ITEM 2(A).  NAME OF PERSON(S) FILING
            G. BRENT BACKMAN AND KAREN BACKMAN
-------------------------------------------------------------------------------


ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE

            The principal business office for G. Brent Backman is:

                ADVANCED ENERGY INDUSTRIES, INC.
                1625 SHARP POINT DRIVE
                FORT COLLINS, CO 80525

            The residence address for Karen Backman is:

                946 LOCHLAND COURT
                FORT COLLINS, CO 80524
-------------------------------------------------------------------------------


ITEM 2(C).  CITIZENSHIP
            G. BRENT BACKMAN AND KAREN BACKMAN ARE CITIZENS OF THE UNITED
            STATES
-------------------------------------------------------------------------------


ITEM 2(D).  TITLE OF CLASS OF SECURITIES
            COMMON STOCK, $0.001 PAR VALUE
-------------------------------------------------------------------------------


ITEM 2(E).  CUSIP NUMBER
            007973 10 0
-------------------------------------------------------------------------------


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b)

         NOT APPLICABLE

ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:
        G. BRENT BACKMAN                     1,887,000 SHARES
        KAREN BACKMAN                          546,000 SHARES
    ---------------------------------------------------------------------------

    (b) Percent of Class:
        G. BRENT BACKMAN                                 8.8%
        KAREN BACKMAN                                    2.5%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
              G. BRENT BACKMAN                     1,887,000 SHARES
              KAREN BACKMAN                          546,000 SHARES
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
              G. BRENT BACKMAN                             0 SHARES
              KAREN BACKMAN                                0 SHARES
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
              G. BRENT BACKMAN                     1,887,000 SHARES
              KAREN BACKMAN                          546,000 SHARES
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
              G. BRENT BACKMAN                             0 SHARES
              KAREN BACKMAN                                0 SHARES
              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         NOT APPLICABLE
-------------------------------------------------------------------------------

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
         NOT APPLICABLE
-------------------------------------------------------------------------------

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         NOT APPLICABLE
-------------------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         NOT APPLICABLE
-------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         NOT APPLICABLE
-------------------------------------------------------------------------------


ITEM 10. CERTIFICATION
         NOT APPLICABLE
-------------------------------------------------------------------------------

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 1997
-----------------------------
(Date)


                                       ----------------------------------------
                                       G. Brent Backman

                                       ----------------------------------------
                                       Karen Backman


                Statement Filed Pursuant to Rule 13d-1(f)(iii)
                ----------------------------------------------

     This Schedule 13G is filed on behalf of G. Brent Backman and Karen Backman. Their agreement that this Schedule 13G is filed on behalf of each of them is attached hereto as EXHIBIT A.


-----------------------------------     -------------------------------------
G. Brent Backman                        Karen Backman

                                  EXHIBIT A

     G. Brent Backman and Karen Backman agree that the foregoing Schedule 13G is filed on behalf of each of them. Each of G. Brent Backman and Karen Backman is individually eligible to use the Schedule 13G. Each of G. Brent Backman and Karen Backman acknowledges that he or she is responsible for the timely filing of their Schedule 13G, and any amendments thereto, and for the completeness and accuracy of the information concerning such person therein.


/s/ G. BRENT BACKMAN                    /s/ KAREN BACKMAN
-----------------------------------     ------------------------------------
G. Brent Backman                        Karen Backman